As filed with the Securities and Exchange Commission on October 11, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BUSINESS OBJECTS S.A.
(Name of Subject Company (Issuer))

BUSINESS OBJECTS S.A.
(Name of Filing Person (Offeror))
Options Granted with Exercise Prices Equal to or Greater than 30 euros per Share Under the Business Objects
S.A. 1999 Stock Option Plan, as amended and 2001 Stock Option Plan, as amended to subscribe to or purchase Ordinary
Shares, nominal value 0.10 euro per share, Held by Certain Option Holders
(Title of Class of Securities)

1232 8X 107
(CUSIP Number of Class of Securities)
(American Depositary Shares representing Ordinary Shares)

Clifton Thomas Weatherford
Chief Financial Officer
Business Objects
3030 Orchard Parkway
San Jose, California 95134
(1) (408) 953-6000
(Name, address, including zip code, and telephone number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Steven V. Bernard, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

Transaction Valuation*	Amount of Filing Fee

$102,890,338.57	$9,465.91

     * Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to subscribe to or purchase 4,689,101 ordinary shares of Business Objects S.A. having an aggregate value of $102,890,338.57 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

     ☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1 Summary Term Sheet.
Item 2 Subject Company Information.
Item 3 Identity and Background of Filing Person.
Item 4 Terms of the Transaction.
Item 5 Past Contacts, Transactions, Negotiations and Agreements.
Item 6 Purposes of the Transaction and Plans or Proposals.
Item 7 Source and Amount of Funds or Other Consideration.
Item 8 Interests in Securities of the Subject Company.
Item 9 Person/Assets, Retained, Employed, Compensated or Used.
Item 10 Financial Statements.
Item 11 Additional Information.
Item 12 Exhibits.
SIGNATURES
EXHIBIT INDEX
EXHIBIT (a)(1)(A)
EXHIBIT (a)(1)(B)
EXHIBIT (a)(1)(C)
EXHIBIT (a)(1)(D)
EXHIBIT (a)(1)(E)
EXHIBIT (a)(1)(F)
EXHIBIT (a)(1)(G)
EXHIBIT (a)(1)(H)
EXHIBIT (d)(1)
EXHIBIT (d)(2)
EXHIBIT (d)(3)
EXHIBIT (d)(4)
EXHIBIT (d)(5)
EXHIBIT (d)(6)

Item 1 Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Grant dated October 11, 2002 (the “Offer to Grant”) is incorporated herein by reference.

Item 2 Subject Company Information.

     (a)  Name and Address.

     The name of the issuer is Business Objects S.A., a société anonyme, or limited liability company, organized under the laws of the Republic of France (the “Company”). The Company’s principal executive offices are located at 157-159 Anatole France, 92300 Levallois-Perret, and its telephone number is 011-33-1-41-25-21-21. The Company’s principal executive offices in the United States are located at 3030 Orchard Parkway, San Jose, California 95134, and its telephone number in the United States is 1-408-953-6000. The information set forth in the Offer to Grant under the caption “Information Concerning Business Objects — Overview of Business Objects’ Business” is incorporated herein by reference.

     (b)  Securities.

     This Schedule TO relates to an offer by the Company to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding unexercised options with an exercise price per Ordinary Share equal to or greater than 30 euros, granted under the Business Objects S.A. 1999 Stock Option Plan, as amended and the Business Objects S.A. 2001 Stock Option Plan, as amended (collectively, the “Plans”) to subscribe to or purchase the Company’s Ordinary Shares, nominal value 0.10 euro per share (“Ordinary Shares”), for new options (“New Options”) to subscribe to or purchase Ordinary Shares to be granted under the applicable Plans, upon the terms and subject to the conditions described in the Offer to Grant, the related email to eligible employees, the Election Form and the Notice of Withdrawal. An “eligible employee” refers to all employees of Business Objects or one of our affiliates who are employees as of the date the offer commences and as of the date the options are cancelled, except employees who are resident in France, Sweden or Switzerland and excluded employees. An “excluded employee” means each officer who is also a member of the Company’s Board of Directors. Members of the Board of Directors of Business Objects S.A. are not eligible to participate in the offer.

     Subject to the terms of the offer, if the Company cancels the eligible options submitted to it, it will distribute a Promise to Grant New Options to participants for a number of shares (rounded up to the nearest whole share) equal to the amount obtained by multiplying (X) the number of shares subject to the unexercised portion of the option that the participant renounced his or her right to the benefit of and (Y) the applicable percentage set forth below:

Exercise Price of Cancelled Options	Applicable Percentage

30 to 39.99 euros	50%
40 to 49.99 euros	33%
50 to 59.99 euros	25%
60 euros and above	20%
Options Granted Since April 10, 2002 with an exercise price of less than 30 euros	67%

     The Ordinary Shares are currently traded in the United States in the form of American depositary shares evidenced by American depositary receipts. Each American depositary share represents one Ordinary Share. The Ordinary Shares are also traded in France on the Premier Marché of Euronext Paris S.A.

     As of October 8, 2002, options to subscribe to 8,962,711 Ordinary Shares were issued and outstanding under the Plans, 4,689,101 of which were held by eligible employees and were otherwise eligible to participate in the offer.

     The information set forth in the Offer to Grant under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Basic Terms”, “Acceptance of the Renunciation of the Right to the Benefit of Your Options and Issuance of New Options” and “Terms of New Options” is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Grant under the caption “Information Concerning Business Objects — Price Range of Ordinary Shares and American Depositary Shares Underlying the Options” is incorporated herein by reference.

Item 3 Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. We refer you to the information set forth under Item 2(a) above. The information set forth in the Offer to Grant under the caption “Information Regarding Business Objects — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

     (b)  Business and Background of Natural Persons.

     The information set forth in the Offer to Grant under the caption “Information Regarding Business Objects — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 4 Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Grant under the captions “Summary Term Sheet,” “Introduction”, “Legal Matters; Regulatory Approvals”, “Taxation — Material U.S. Federal Income Tax Consequences”, “Taxation - Material Tax Consequences for Non-U.S.-Based Employees” and the sections under the caption “The Offer” entitled “Eligibility”, “Basic Terms”, “Extension of Offer; Termination; Amendment”, “Procedures for Renouncing the Right to the Benefit of Your Options”, “Withdrawal Rights”, “Acceptance of the Renunciation of the Right to the Benefit of Your Options and Issuance of New Options”, “Conditions of the Offer”, “Effect of a Change of Control Prior to Granting New Options”, “Terms of New Options”, “Status of Options Cancelled in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Grant under the caption “Information Regarding Business Objects — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5 Past Contacts, Transactions, Negotiations and Agreements.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Grant under the caption “Information Regarding Business Objects — Interests of Directors and Officer; Transactions and Arrangements Concerning Business Objects” is herein incorporated by reference. The Plans, sub-plans thereunder, form of stock option agreements thereunder and the 1999 Stock Plan Prospectus and the 2001 Stock Plan Prospectus are attached hereto as Exhibit (d)(1), (d) (2), (d) (3), (d) (4),(d) (5), (d) (6), (a)(1)(F) and (a)(1)(G) contain information regarding the subject securities.

Item 6 Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Grant under the caption “Purpose of the Offer” is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Grant under the captions “The Offer — Acceptance of the Renunciation of the Right to the Benefit of Your Options and Issuance of New Options” and “The Offer — Status of Options Cancelled in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Grant under the caption “Purpose of the Offer” is incorporated herein by reference.

Item 7 Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Grant under the caption “The Offer — Terms of New Options” is incorporated herein by reference.

     (b)  Conditions.

     The information set forth in the Offer to Grant under the caption “The Offer — Conditions of the Offer” is incorporated herein by reference.

     (c)  Borrowed Funds.

     Not applicable.

Item 8 Interests in Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Grant under the caption “Information Concerning Business Objects — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Grant under the caption “Information Concerning Business Objects — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9 Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10 Financial Statements.

     (a)  Financial Information.

     The information set forth in the Offer to Grant under the captions “Information About Business Objects — Financial Information” and “Additional Information”, and on pages 38 through 51 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and on pages 3 through 12 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 which contains Business Objects’ financial statements is incorporated herein by reference. Such reports may be inspected at, and copies obtained from , the same place and in the same manner as set forth in the Offer to Grant under the caption “Additional Information”, including electronically on the Commission’s website at http://www.sec.gov.

     (b)  Pro Forma Information.

     Not applicable.

Item 11 Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Grant under the caption “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12 Exhibits.

(a) (1) (A)	Offer to Grant, dated October 11, 2002
(a) (1) (B)	Form of email sent to Eligible Employees on October 11, 2002
(a) (1) (C)	Form of Election Form
(a) (1) (D)	Form of Notice of Withdrawal
(a) (1) (E)	Form of Election to Transfer the National Insurance Liability — Employees of the U.K.
(a) (1) (F)	Business Objects S.A. 1999 Plan Prospectus
(a) (1) (G)	Business Objects S.A. 2001 Plan Prospectus
(a) (1) (H)	Form of Promise to Grant New Options

(b)	Not applicable

(d) (1)	Business Objects S.A. 1999 Stock Option Plan, as amended as of March 30, 2001
(d) (2)	Form of Option Agreement pursuant to the Business Objects S.A. 1999 Stock Option Plan
(d) (3)	Business Objects S.A. 2001 Stock Option Plan
(d) (4)	Form of Option Agreement pursuant to the Business Objects S.A. 2001 Stock Option Plan
(d) (5)	Addendum to Business Objects S.A. Stock Option Agreement — Employees of The Netherlands
(d) (6)	Form of acceptance or rejection of stock options — Employees of Belgium
(g)	Not applicable
(h)	Not applicable

Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 11, 2002	BUSINESS OBJECTS S.A.

	By:	/s/ Bernard Liautaud

Name: Bernard Liautaud Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

(a) (1) (A)	Offer to Grant, dated October 11, 2002
(a) (1) (B)	Form of email sent to Eligible Employees on October 11, 2002
(a) (1) (C)	Form of Election Form
(a) (1) (D)	Form of Notice of Withdrawal
(a) (1) (E)	Form of Election to Transfer the National Insurance Liability — Employees of the U.K.
(a) (1) (F)	Business Objects S.A. 1999 Plan Prospectus
(a) (1) (G)	Business Objects S.A. 2001 Plan Prospectus
(a) (1) (H)	Form of Promise to Grant New Options

(b)	Not applicable
(d) (1)	Business Objects S.A. 1999 Stock Option Plan, as amended as of March 30, 2001
(d) (2)	Form of Option Agreement pursuant to the Business Objects S.A. 1999 Stock Option Plan
(d) (3)	Business Objects S.A. 2001 Stock Option Plan
(d) (4)	Form of Option Agreement pursuant to the Business Objects S.A. 2001 Stock Option Plan
(d) (5)	Addendum to Business Objects S.A. Stock Option Agreement — Employees of The Netherlands
(d) (6)	Form of acceptance or rejection of stock options — Employees of Belgium
(g)	Not applicable
(h)	Not applicable